

05005077

RECEIVED
2005 JAN -4 P 3:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR C J RODRIGUES (A DIRECTOR OF THE COMPANY) THAT ON MONDAY 20 DECEMBER 2004 HE PURCHASED 5,000 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 273.96P PER SHARE.

SUPPL

FOLLOWING THE PURCHASE, MR RODRIGUES IS BENEFICIALLY INTERESTED IN 5,000 SHARES.

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

Dlw 1/11

RECEIVED
2005 JAN -4 P 3:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 376,632 ORDINARY SHARES (REPRESENTING 0.02% OF THE ISSUED SHARE CAPITAL) OF HILTON GROUP PLC ("THE SHARES"), AS FOLLOWS:

- 95,615 SHARES WERE ACQUIRED ON 20 DECEMBER 2004 AT A PRICE OF 271.75P PER SHARE;
- 94,657 SHARES WERE ACQUIRED ON 21 DECEMBER 2004 AT A PRICE OF 274.50P PER SHARE;
- 93,887 SHARES WERE ACQUIRED ON 22 DECEMBER 2004 AT A PRICE OF 276.75P PER SHARE; AND
- 92,473 SHARES WERE ACQUIRED ON 23 DECEMBER 2004 AT A PRICE OF 281.00P PER SHARE.

THE SHARES ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR D M C MICHELS, MR B G WALLACE AND MR C BELL, WHO ARE ALL DIRECTORS OF HILTON GROUP PLC, ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE SHARES ACQUIRED BY THE TRUSTEE ON THE DATES MENTIONED ABOVE BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC. NO ALLOCATION BY THE TRUSTEE OF THE SHARES TO THESE INDIVIDUALS OR TO OTHER EMPLOYEES HAS YET BEEN MADE.

INFORMATION REGARDING THE ACQUISITION OF THE SHARES WAS RECEIVED BY THE COMPANY ON 23 DECEMBER 2004.